Exhibit 12(a)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						September 30,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$210,701	$189,860	$10,525	$25,459	$48,213	$74,386
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	11,337
Equity in loss of equity method
investments	186	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(1,468)	(612)	(211)	(435)	(48)	-
Supplemental fixed charges, as below	75,800	86,818	64,257	69,679	67,654	65,500
Total earnings, as defined	$282,103	$274,742	$72,027	$74,167	$142,435	$151,223

Fixed charges, as defined:
Interest charges	$63,339	$75,305	$60,031	$64,813	$61,269	$62,503
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,886	8,142	857	1,915	3,216	-
Rental interest factor	1,036	1,587	1,770	1,406	1,652	1,614
Total fixed charges	$73,261	$85,034	$62,658	$68,134	$66,137	$64,117

Supplemental increment to fixed
charges *	2,539	1,784	1,599	1,545	1,517	1,383

Total supplemental fixed charges	$75,800	$86,818	$64,257	$69,679	$67,654	$65,500

Supplemental ratio of earnings to fixed
Charges	3.72x	3.16x	1.12x	1.06x	2.11x	2.31x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.